                                           Filed by Florida Progress Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                   Subject company: Florida Progress Corporation
                                                   Commission File No. 001-08349


     [CP&L Logo]                             [Florida Progress Corporation Logo]
Carolina Power & Light                          FLORIDA PROGRESS CORPORATION

MEDIA CONTACTS                                      INVESTOR CONTACTS
KEITH POSTON,                                       BOB DRENNAN,
CP&L Energy                                         CP&L Energy
919/546-6189                                        919/546-7474

MELANIE FORBRICK,                                   GREG BEURIS,
Florida Progress Corporation                        Florida Progress Corporation
727/820-5023                                        727/820-5734

       CP&L ENERGY AND FLORIDA PROGRESS SET EXCHANGE RATIO FOR COMBINATION

RALEIGH, NC AND ST. PETERSBURG, FL (NOVEMBER 24, 2000) - On November 22, 2000, CP&L Energy (CP&L) [NYSE: CPL] and Florida Progress Corporation (FPC) [NYSE:
FPC] announced that CP&L's acquisition of FPC is scheduled to close on November 30, 2000, pending receipt of approval of the acquisition by the Securities and Exchange Commission under the Public Utility Holding Company Act. Any change in the scheduled closing date will be announced in a news release and posted on CP&L's web-site at http://www.cplc.com and on FPC's web-site at http://www.fpc.com.

Florida Progress shareholders will receive $54 in cash or CP&L common stock, plus one Contingent Value Obligation (CVO) related to cash flows from certain synthetic fuel plants, for each share of FPC stock. Florida Progress shareholders have the right to elect cash or CP&L common stock having a value of $54, subject to proration if the elections exceed 65 percent in cash or 35 percent in stock. The election deadline for FPC shareholders to choose cash or stock has been set at 5:00 PM New York City time on November 28, 2000.

If the acquisition closes as scheduled, the last day of the twenty trading day period used for determining the exchange ratio for the CP&L common stock to be issued was November 22, 2000. Based on that twenty day period, the average closing sale price per share of CP&L common stock for purposes of calculating the exchange ratio is $40.0813, resulting in an exchange ratio of 1.3473. Therefore, FPC shareholders will receive 1.3473 shares of CP&L common stock for each share of FPC stock that is exchanged for CP&L common stock rather than cash. The actual number of shares and/or amount of cash received by each FPC shareholder will depend upon their elections and any proration.

Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas, through its subsidiary NCNG, to about 166,000 customers in eastern and southern North Carolina. CP&L Energy's non-regulated operations include Energy Ventures, which owns interests in two synthetic fuels plants, Caronet, the company's fiber optic assets, statusgo.com, an Internet-related service business, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L Energy can be found at http://www.cplc.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the ability of the companies to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, actions of regulatory agencies, weather conditions, economic conditions in the companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the companies' SEC reports.

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In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement, each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress in connection with the shareholder meetings held in August 2000, and was mailed again on or about October 2, 2000 to shareholders of Florida Progress in connection with the mailing of a Notice of Election. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, NC 27601, telephone (800) 662-7212. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, FL 33733, telephone: 800-937-2640. Read the definitive joint proxy statement/prospectus carefully before making an election decision concerning the share exchange.